EMPLOYMENT AGREEMENT

This **EMPLOYMENT AGREEMENT** (this "Agreement") is made effective as of December 14, 2010 (the "Effective Date"), by and between **ADVANCED CELL TECHNOLOGY, INC.**, a Delaware corporation (the "Company") and **GARY H. RABIN**, an individual (the "Executive").

WHEREAS, the Board of Directors of the Company (the "Board") has approved and authorized the entry into this Agreement with Executive; and

WHEREAS, Company desires to employ Executive to serve, on an interim basis, as the Company's Chief Executive Officer, Chief Financial Officer and Chairman of the Board, and Executive desires to so serve, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements herein contained, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Company and Executive, and intending to be legally bound hereby, the Company and Executive hereby agree as follows:

1.   Term: "At Will" Employment.

    (a)   Executive's employment with the Company shall commence as of the Effective Date and shall end on the date when this Agreement is terminated in accordance with the terms hereof (the "Term").

(b) Executive's employment with Company is on an "at will" basis. This means that the Company may terminate Executive's employment at any time for any reason or no reason, with or without notice, and with or without "Cause" (defined below). Similarly, Executive is free to resign at any time or decline to commence work, for any reason or for no reason, and with or without "Good Reason" (defined below). Notwithstanding the foregoing, the parties acknowledge that, despite Executive's "at will" employment status, the termination of Executive's employment for various reasons shall entitle Executive to receive certain benefits as set forth in Section 10 below in greater detail.

2. Employment. Executive shall be employed as and hold the title of Chief Executive Officer, Chief Financial Officer and Chairman of the Board from the Effective Date until the date on which a new Chief Executive Officer commences full-time employment with the Company (the "New CEO Start Date") or, if sooner, the date on which Executive's employment is otherwise terminated in accordance with this Agreement. Executive, in his capacity as Chief Executive Officer, will have the full range of executive duties and responsibilities that are customary for public company CEO positions. All Company officers shall report to and take direction from Executive, provided however, that nothing herein shall restrict the Board from conferring directly with Company officers and the Company shall have the right to enter into agreements with Company officers for the Board to determine specific employment-related issues such as compensation and termination. Executive shall have day-to-day responsibility for the affairs of the Company and shall have such other powers and duties as may be from time to time assigned to him by the Board. Executive shall report directly to the Board. All other employees of Company will report, either directly or through other officers of Company, to Executive. Executive shall devote substantially all of Executive's time, attention

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and energies to the business and affairs of the Company; provided, however, the Company acknowledges that Executive is an executive and/or director in the entities listed on Schedule "A" attached hereto, as described therein and may continue in such capacities only so long as such activities do not present any conflicts of interest with the Company.

3.   Base Salary. The Company shall pay Executive an annual salary at the rate of four hundred eighty thousand ($480,000) per year (the "Base Salary"), less applicable deductions. The Base Salary shall be payable by the Company to Executive in substantially equal installments not less frequently than bi-weekly, provided that the first payment hereunder shall include Base Salary retroactive to the Effective Date. The Company's awards of deferred compensation, discretionary bonus, retirement, stock option and other Executive benefit plans and in fringe benefits shall not reduce the Base Salary; provided, however, that voluntary deferrals or contributions by the Executive to such plans agreed to by Executive, if any, shall reduce the current cash compensation paid to Executive.

4.   Performance Bonus; Stock Awards.

(a)   Within ten (10) days following the execution of this Agreement by the Company and Executive, but in no event prior to January 3, 2011, Company will pay to Executive a one-time fully earned cash signing bonus of $40,000. For the avoidance of doubt, the signing bonus shall not be refundable or creditable against any other amounts owed by the Company to Executive hereunder.

(b)   The Company shall pay Executive a performance bonus (the "Performance Bonus") in accordance with the terms of this Section 4(b). The target amount of the Performance Bonus shall be $480,000 (i.e., 100% of Base Salary) per year. However, the

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Performance Bonus shall be no less than $144,000 (i.e., 30% of Base Salary) per year (the "Guaranteed Minimum Bonus") and no more than $720,000 (i.e., 150% of Base Salary) per year.

The actual amount of the Performance Bonus shall be determined by the Compensation Committee of the Board during each calendar year quarter based on the performance of the Company and Executive, with reference to the performance goals and/or metrics established by the Compensation Committee in consultation with Executive with respect to such Performance Bonus period. The Performance Bonus shall be payable to the Executive on a calendar year quarterly basis (with the annual amounts noted above being pro-rated accordingly), commencing with the quarter ending on March 31, 2011, and continuing through the date on which this Agreement is terminated. The Performance Bonus shall be determined by the Compensation Committee and payable to Executive in cash within ten (10) business days after the end of each calendar year quarter. Upon the termination of this Agreement for any reason, the Performance Bonus shall be pro-rated on a daily basis based on the number of days during the calendar year quarter in which such termination occurs prior to the date of such termination, over a presumed 91-day quarter.

Notwithstanding the foregoing, if and to the extent that the Performance Bonus exceeds 75% of Base Salary with respect to any period, the Company may satisfy its payment obligations with respect to such excess by granting unrestricted and registered common stock of the Company to Executive with a fair market value (as determined by the Board in good faith) on the date of grant (which grant date shall be no later than ten [10] business days after the end of the quarter) equal to the amount of such excess.

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(c)   On January 3, 2011, the Company shall grant Executive Five Million (5,000,000) shares of restricted common stock of the Company (the "Restricted Shares"). On the date of execution of this Agreement, the Company shall grant Executive a non-qualified option to purchase Five Million (5,000,000) shares of common stock of the Company with an exercise price equal to the per share price of the Company's common stock as of the close of trading on the trading day that the Compensation Committee approves the award (the "Stock Option," and together with the Restricted Shares, the "Incentive Awards"). The Incentive Awards shall vest fully, become fully exercisable and not be subject to any further restrictions, on the earliest to occur of: (1) January 1, 2012, provided that Executive is employed by the Company on such date; (2) the New CEO Start Date, provided that Executive is employed by the Company on such date; (3) the occurrence of a "Change of Control" (as defined in the Company's 2005 Stock Option Plan), provided that Executive is employed by the Company on such date; (4) the termination of this Agreement by the Company without Cause, or (5) the termination of this Agreement by Executive for Good Reason. For the avoidance of doubt, and notwithstanding anything to the contrary herein, (x) the Incentive Awards shall not vest if Executive's employment is terminated for Cause or as a result of Executive's death or "Disability" (defined below) pursuant to the terms of this Agreement or Executive resigns without Good Reason, in each case *prior to* the date on which the Incentive Awards otherwise vest pursuant to clause (1) through clause (3) of the immediately preceding sentence; and (y) in the event that Executive's employment is terminated for Cause or as a result of Executive's death or Disability pursuant to the terms of this Agreement or Executive resigns without Good Reason, in each case *after* the date on which the Incentive Awards otherwise vest pursuant to clause (1) through clause (3) of

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the immediately preceding sentence, any such later termination or resignation shall not change or impact the prior full vesting of the Incentive Awards.

The Restricted Shares and the common stock underlying the Stock Option shall be registered by the Company pursuant to the Securities Act of 1933 (on SEC Form S-8) and shall not be subject to any restrictions whatsoever (other than the Company's insider trading and blackout policies, in the event Executive is then deemed to be an "insider") once the Incentive Awards have vested. Without limiting the foregoing, the Stock Option, once vested, shall remain exercisable by Executive for the entire ten-year term of the Stock Option, even if Executive is no longer performing services to the Company prior to the expiration of such ten-year term.

The format by which the Restricted Shares shall vest is as follows. The Restricted Shares shall be owned by Executive on the date of grant, subject to the right of the Company to repurchase (the "Repurchase Right") the Restricted Shares for the aggregate consideration of One Dollar ($1.00) in the event that the Restricted Shares do not vest on or before January 1, 2012, in accordance with the first paragraph of this Section 4(c). The Restricted Shares shall become fully vested once the Repurchase Right has lapsed. In all events the Repurchase Right shall lapse, and may not be exercised by the Company, at any time after January 2, 2012.

The parties understand that the Incentive Awards may be documented pursuant to separate award/grant agreements or notices. In such event, the Company agrees to prepare any separate agreements or notices consistent with the provisions of this Agreement.

5.   Benefits. During the Term, Executive shall receive the following benefits and/or be entitled to participate in the following benefits programs of Company:

(a)   Executive and his spouse and dependents shall be entitled to participate in the Company's health insurance program and the Company shall pay all premiums for said insurance for Executive and his spouse and dependents under the applicable plans. However, as of the Effective Date, the Executive does not plan to participate in this program as he is covered by another health insurance program. However, Executive may opt to join this program at any time.

(b)   In addition to the foregoing, Executive shall be entitled to participate with other key executive officers of the Company based on position, tenure and salary in any plan of the Company relating to stock purchases, pension, thrift, profit sharing, life insurance, disability insurance, education, or other retirement or Executive benefits that the Company has adopted or may hereafter adopt for the benefit of its executive officers.

(c)   Executive shall be reimbursed for his legal fees incurred in connection with negotiating and drafting this Agreement up to a maximum of $10,000.

6.   Vacation. Executive shall be entitled to seven days paid vacation per calendar quarter in accordance with the Company's policy, in addition to holidays and other paid time off (excluding vacation) provided to similarly situated executive officers of the Company.

7.   Business Expenses. During such time as Executive is rendering services

hereunder, Executive shall be entitled to incur and be reimbursed by the Company for all

reasonable business expenses, including but not limited to, at least business class airfare while

traveling at least 1,000 miles from Executive's home city (at least coach class for travel under

1,000 miles), first class hotel accommodations, ground transportation while traveling, reasonable

meals or an agreed upon per diem while traveling, mobile telephone and text messaging charges.

The Company agrees that it will reimburse Executive for all such expenses upon the presentation

by Executive, on a monthly basis, of an itemized statement of such expenditures setting forth the

date, the purposes for which incurred, and the amounts thereof, together with such receipts

showing payments in conformity with the Company's established policies. Reimbursement for

approved expenses shall be made within a reasonable period not to exceed 30 days after the

receipt of foregoing statements and supporting documentation.

8.   Indemnity. Company shall to the extent permitted and required by law, indemnify

and hold Executive harmless from costs, expense or liability arising out of or relating to any acts

or decisions made by Executive in the course of his employment to the same extent Company

indemnifies and holds harmless other officers and directors of Company in accordance with

Company's established policies. This indemnity shall include, without limitation, advancing

Executive attorneys fees to the fullest extent permitted by applicable law. Company agrees to

continuously maintain Directors and Officers Liability Insurance with limits of coverage the

same as currently in effect, unless a change is mutually agreed upon by Executive and the Board

of Directors of Company, and to include Executive within said coverage while Executive is

employed by Company and for at least thirty-six (36) months after the termination of Executive's

employment by Company.

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9.	Termination.	Executive's employment with Company may be terminated in accordance with the terms of this Agreement with the effects specified below.

9.1	Death.	This Agreement shall terminate upon Executive's death. Company shall pay Executive's estate (i) on the date it would have been payable to Executive any unpaid Base Salary and accrued vacation earned prior to the date of Executive's death, (ii) within 30 days of the conclusion of the quarter following Executive's death, any unpaid Performance Bonus prorated to the date of Executive's death (calculated at "target" regardless of actual performance), and (iii) any unpaid reimbursements due Executive for expenses incurred by Executive prior to Executive's death upon receipt from Executive's personal representative of receipts therefore.

9.2	Disability.	If, as a result of Executive's incapacity due to physical or mental illness, Executive shall have been absent from the full time performance of substantially all of his material duties with Company for 45 consecutive days or 90 days total within any six month period, Executive's employment may be terminated by Company or by Executive for "Disability." Termination shall occur immediately upon written notice delivered to Executive by Company or by Executive to Company. In the event of such a termination, Company shall pay Executive (i) any unpaid Base Salary and accrued vacation earned prior to the date of termination, (ii) within 30 days of the end of the quarter following the date of termination, any unpaid Performance Bonus prorated to Executive's last day of actual employment (calculated at "target" regardless of actual performance), (iii) any unpaid reimbursements due Executive for expenses incurred by Executive prior to the date of termination, pursuant to paragraph 8, and (iv) if Executive is not covered by any other comprehensive insurance that provides a comparable

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level of benefits, Company will pay Executive an amount equivalent to Executive's COBRA payments up to 18 months following the date of termination or the maximum term allowable by then applicable law for coverage of Executive and his eligible dependents.

9.3 Cause. The Company may terminate Executive's employment hereunder for Cause. For purposes of this Agreement, "Cause" means

(i) an act or acts of fraud or dishonesty undertaken by Executive during the course of his employment;

(ii) misconduct by Executive that is willful or deliberate on Executive's part and that, in either event, is materially injurious to Company, monetarily or otherwise;

(iii) the indictment, formal charge, conviction of Executive of, or the Executive entering of a plea of nolo contendere to, a misdemeanor involving fraud, theft, dishonesty or moral turpitude or a felony, or Executive's debarment by the U.S. Food and Drug Administration from working in or providing services to any pharmaceutical or biotechnology company;

(iv) the material breach of any terms and conditions of this Agreement by Executive, which failure or breach has not been cured by Executive within 30 days after written notice thereof to Executive from Company; or

(v) Executive's failure to perform his duties or follow the lawful directions of the Board, which failure has not been cured by Executive within 30 days after written notice thereof to Executive from Company

The termination of Executive's employment shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution, duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board (not including Executive) at a meeting of the Board (after reasonable notice to Executive and an opportunity for him, together with his counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, one or more causes for termination exist under this Section 10.3, and specifying the particulars thereof in detail. In the event of termination for Cause, Executive will be entitled to such Base Salary, accrued vacation pay, and benefits as have accrued under this Agreement through the date of termination which accrued amounts shall be payable on the date of termination, and to extend his insurance coverage at his own expense for up to 18 months following the Effective Date of Termination or the maximum term allowable by then applicable law for coverage of Executive and his eligible dependents, but will not be entitled to any other salary, benefits, bonuses or other compensation after such date.

9.4 Without Cause. This Agreement may also be terminated by Company without Cause, and for any reason or no reason, at any time by the delivery to Executive of a written notice of termination; provided, however, that upon any termination of this Agreement by Company other than for Cause (but only if such termination without Cause constitutes a "separation from service" as defined in Section 409A of the Internal Revenue Code of 1986, as

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amended (the "Code"), subject to Section 9.7 below), Executive shall be entitled to receive the following (collectively, the "Severance Benefits"):

(a)   on the date of termination, Executive will be paid such Base Salary and any unpaid Performance Bonus pro-rated to the termination date (calculated at "target" regardless of the actual performance);

(b)   all other benefits, including accrued vacation, as have been earned or accrued under this Agreement through the date of termination; and

(c)   provided Executive executes the Company's standard general release for employees (and does not revoke such general release) within sixty (60) days following the date of the termination of Executive's employment by Company, Executive will receive the payments described below on the sixtieth (60th) day after the date of the termination of Executive's employment:

(i)   if Executive is not covered by any other comprehensive insurance, the Company will pay Executive an amount equivalent to Executive's and Executive's spouse and dependent's COBRA payments up to 24 months following the date of termination if Executive properly electives COBRA coverage, or for the maximum term allowable by then applicable law for coverage of Executive and his spouse and dependents;

(ii)   a lump-sum payment equal to the positive difference (if any) between (A) $480,000 (i.e., Base Salary for six months plus a deemed Performance Bonus for six months at "target"), minus (B) the total amount of Base Salary and

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Performance Bonus paid to Executive under this Agreement prior to the date of termination, including the amounts paid to Executive under Section 10.4(a) above but specifically not including any amounts paid to Executive for transition services under Section 10.7 below; and

(iii) full vesting of the Incentive Awards as provided in Section 4(c) above.

9.5 By Executive. Executive may terminate this Agreement for any reason or no reason at any time upon written notice to Company.

(a) In the event Executive terminates this Agreement for "Good Reason," Executive shall be entitled to receive the Severance Benefits; provided that such termination constitutes a "separation from service" as defined in Code Section 409A and Executive executes the Company's standard general release for employees (and does not revoke such general release) within sixty (60) days following the date of the termination of Executive's employment by Company. The severance benefits shall be payable to Executive on the sixtieth (60th) day after the date of the termination of Executive's employment.

As used herein, "Good Reason" shall mean:

(i) any removal of Executive from, or any failure to nominate or re-elect Executive to, his current office and/or as the Chairman of the Board, except in connection with the appointment of a new Chief Executive Officer, termination of Executive's employment for death, Disability or Cause as provided above in this Agreement;

(ii)   the failure of Company to obtain the assumption of this Agreement by any successor to Company, as provided in this Agreement;

(iii)   in the event of a Change in Control:

a.   (1) any reduction in Executive's then-current Base Salary or any material reduction in Executive's comprehensive benefit package (other than changes, if any, required by group insurance carriers applicable to all persons covered under such plans or changes required under applicable law), without Executive's prior written consent, or (2) the assignment to Executive of duties that represent or constitute a material adverse change in Executive's position, duties, responsibilities and status with Company immediately prior to a Change in Control, without Executive's prior written consent, or (3) a material adverse change in Executive's reporting responsibilities, titles, offices, or any removal of Executive from, or any failure to re-elect Executive to, any of such positions; except in connection with the termination of Executive's employment for Cause, upon the disability or death of Executive, or upon the voluntary termination by Executive;

b.   the relocation of Executive's place of employment from the location at which Executive was principally employed immediately prior to the date of the Change in Control to a location more than 50 miles from such location, without Executive's prior written consent; or

c.   the failure of any successor to Company to assume and agree to perform Company's obligations under this Agreement; or

(iv)   the material breach of any terms and conditions of this Agreement by Company.

Executive shall provide Company written notice of any claimed event of Good Reason within sixty (60) days of the date that one of the Good Reason events set forth above first occurred without Executive's written consent. Executive's termination for Good Reason will only be effective if Company shall not have cured such claimed event of Good Reason within thirty (30) days of receipt of written notice from Executive (such notice shall describe in detail the basis and underlying facts supporting Executive's belief that a Good Reason event has occurred). Company shall notify Executive in writing of the timely cure of any claimed event of Good Reason and the manner in which such cure was effected, and upon receipt of written notice from Executive of his concurrence that a cure has been effectuated, any notice delivered by Executive based on such claimed Good Reason shall be deemed withdrawn and shall not be effective to terminate this Agreement.

If it shall be determined that any payment or distribution by Company to or for the benefit of Executive hereunder (a "Payment") would be subject to the excise tax imposed by Code Section 4999 or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereafter collectively referred to as the "Excise Tax"), then Company shall calculate the amount Executive will retain net after-all-taxes, including Excise Taxes, if all payments are made and also calculate the amount Executive shall retain net after-all-taxes, including Excise Taxes, if

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payments are reduced to an amount so that no Excise Taxes are imposed, and Company shall pay Executive the amount that maximizes the amount Executive will receive after-all-taxes. Company will consult with Executive as to the appropriate Federal and any state income tax to be used in making such calculations. In the event that it is determined that Executive should receive an amount that results in the Payment not being subject to Excise Taxes (the "Reduced Payment"), Executive will advise Company as to how to reduce or eliminate the Payment or Payments from among the following categories:

(1)   the portion denominated and payable in cash;

(2)   the portion payable in-kind, such as insurance coverage, or in cash as a reimbursement; and

(3)   equity-based compensation and enhancements, such as accelerated vesting and extended periods to exercise options.

Executive shall have full discretionary authority to determine which payments to reduce within any of the three categories described in the preceding sentence, and can determine to have Company reduce payments in any or all of the three categories in such order as Executive shall advise Company. As promptly as practicable following such determination and election by Executive and subject to any payment provisions otherwise applicable under this Agreement, Company shall pay to or distribute for the benefit of Executive such Payments as are then due to Executive under this Agreement. In the event that Executive is nevertheless subject to Excise Tax, the Company shall have no liability to Executive for payment thereof.

(b)   In the event Executive terminates this Agreement other than because of Disability or other than for Good Reason, Company shall pay Executive: (i) on the date it would have been payable to Executive, any unpaid Base Salary and accrued vacation pay earned prior to the date of Executive's termination, and (ii) any unpaid reimbursements due Executive for expenses incurred by Executive prior to the date of Executive's termination, pursuant to this Agreement, and Executive shall have the right to extend Executive's and Executive's eligible dependents' medical insurance coverage at Executive's own expense for up to twelve (12) months following the date of termination, or the maximum term allowable by then applicable law for coverage of Executive and his eligible dependents.

9.6   No Mitigation. Notwithstanding anything contained in this Agreement, under applicable law, or otherwise, in the event of any termination of this Agreement whereby Executive is entitled to receive all or any portion of the Severance Benefits (as defined and provided in this Agreement), then (a) Executive shall have no obligation to seek or accept any other employment or engagement with any other individual or entity following any such termination, and (b) in the event that Executive accepts any other employment or any engagement with any other individual or entity, Company will not be entitled to offset or reduce any portion of the Severance Benefits by any compensation, remuneration, consideration or other things of value received or to be received by Executive from or in connection therewith, it being expressly understood and agreed by Company and Executive that Executive will be entitled to receive all such Severance Benefits without deduction or offset as provided in this Agreement, except that any benefits otherwise receivable by Executive pursuant to Sections 10.4(b)(i) and

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10.4(b)(iii) shall be reduced to the extent comparable benefits are received by Executive from a subsequent employer during the two years after termination of his employment.

9.7 <u>Transition Services</u>. Unless this Agreement has been terminated for any reason prior to the New CEO Start Date, the Company may request Executive to perform part-time transition services (the "<u>Transition Services</u>") for a period of up to three months after the New CEO Start Date in order to assist in the transition of Company leadership. In the event Executive agrees to perform the Transition Services, Executive shall be paid the same Base Salary, Performance Bonus (calculated at "target", regardless of actual performance) and benefits set forth in this Agreement during the three-month Transition Services period, provided it is understood that Executive's services during such period shall be subject to his professional availability. In addition, in the event that Executive performs the Transition Services, the parties agree that, notwithstanding anything to the contrary herein, any termination of Executive's employment shall not be treated as a "separation from service" (pursuant to Code Section 409A), and the Severance Benefits shall not be payable, until a "separation from service" occurs after the completion by Executive of the Transition Services.

10. <u>Assignment</u>.

10.1 This Agreement may not be assigned by Executive.

10.2 This Agreement may be assigned by Company provided that Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Company to expressly assume and agree to perform under this Agreement in the same manner and to the same extent that Company would be required to perform as if no such succession had taken place.

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11. Covenants.

11.1 Confidential Information. During the term of this Agreement and thereafter, Executive shall not, except as may be required to perform his duties hereunder or as required by applicable law or court order, disclose to others for use, whether directly or indirectly, any Confidential Information regarding Company. "Confidential Information" shall mean information about Company, its subsidiaries and affiliates, and their respective clients and customers that is not available to the general public or that does not otherwise become available to the general public, and that was learned by Executive in the course of his employment by Company, including, without limitation, any data, formulae, recipes, methods, information, proprietary knowledge, trade secrets and client and customer lists and all papers, resumes, records and other documents containing such Confidential Information. Executive acknowledges that such Confidential Information is specialized, unique in nature and of great value to Company, and that such information gives Company a competitive advantage. Upon the termination of his employment, Executive will promptly deliver to Company all documents, maintained in any format, including electronic or print, (and all copies thereof) in his possession containing any Confidential Information.

11.2 Noncompetition. Except as otherwise provided herein, Executive agrees that during the term of this Agreement he will not, directly or indirectly, without the prior written consent of Company, provide consulting services with or without pay, or own, manage, operate, join, control, participate in, or be connected as a stockholder, employee, partner, or otherwise with any business, individual, partner, firm, corporation, or other entity which is then in competition with Company or any present affiliate of Company in the biotech industry; provided, however, that the "beneficial ownership" by Executive, either individually or as a member of a

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"group," as such terms are used in Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934 ("Exchange Act"), of not more than 5 % of the voting stock of any corporation shall not be a violation of this Agreement. Notwithstanding the foregoing, Executive shall be permitted to maintain the ownership interests and directorship described on Exhibit "A" attached hereto so long as they do not interfere with the performance of his duties and do not constitute competitive activities.

11.3   Right to Company Materials. Executive agrees that all materials, books, files, reports, correspondence, records, and other documents ("Company Material") used, prepared, or made available to Executive, shall be and shall remain the property of Company. Upon the termination of his employment and/or the expiration of this Agreement, all Company Materials shall be returned immediately to Company, and Executive shall not make or retain any copies thereof, unless and except to the extent required by applicable law, rule or regulation and provided that Executive gives the Company with specific written notice of the copies retained and the purpose of retaining them.

11.4   Non-solicitation. Executive understands and agrees that in the course of employment with Company, Executive will obtain access to and/or acquire Company trade secrets, including Confidential Information, which are solely the property of Company. Therefore, to protect such trade secrets, Executive promises and agrees that during the term of this Agreement, and for a period of six (6) months thereafter, he will not solicit or assist or instruct others in soliciting any employees of Company or any of its present or future subsidiaries or affiliates, to divert their employment or business to or with any individual, partnership, firm, corporation or other entity then in competition with the business of Company, or any subsidiary or affiliate of Company.

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11.5　Non-disparagement. Except for statements of fact, internal Company communications relating to the performance of Company, disclosures required under applicable law or in connection with any legal proceedings with respect to which Executive is a party or witness, Executive will not make any disparaging remarks regarding Company at any time during or after the termination of Executive's employment with Company. Except for statements of fact, internal communications relating to the performance of Executive, and disclosures required under applicable law or in connection with any legal proceedings with respect to which Company is a party or witness, Company will not make any disparaging remarks regarding Executive at any time during or after the termination of his employment with Company.

11.6　Survival. This Article 11 shall survive the termination or expiration of this Agreement for the periods of time indicated herein or indefinitely if no period of time is indicated.

12.　Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or when mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith, exception that notice of a change of address shall be effective only upon actual receipt:


Company:　Advanced Cell Technology, Inc.
　　　　　381 Plantation Street
　　　　　Biotech V.
　　　　　Worcester, Massachusetts 09605
　　　　　Attention: Rita Parker

Executive:　Gary H. Rabin


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330 N. Carmelina Ave.
Los Angeles, California 90049

With a copy (which shall not constitute notice) to:

Jackoway Tyerman Wertheimer Austen
Mandelbaum Morris & Klein, P.C.
1925 Century Park East, 22nd Floor
Los Angeles, California 90067
Attention: Alan J. Epstein, Esq.

13.   Amendments or Additions. No amendment or additions to this Agreement shall

be binding unless in writing and signed by both parties hereto.

14.   Section Headings. The section headings used in this Agreement are included

solely for convenience and shall not affect, or be used in connection with, the interpretation of

this Agreement.

15.   Severability. The provisions of this Agreement shall be deemed severable and the

invalidity or unenforceability of any provision shall not affect the validity or enforceability of the

other provisions hereof.

16.   Counterparts. This Agreement may be executed in counterparts, each of which

shall be deemed to be an original, but both of which together will constitute one and the same

instrument.

17.   Arbitration. Except as provided herein, any controversy or claim arising out of or

relating in any way to this Agreement or the breach thereof, or Executive's employment and any

statutory claims including all claims of employment discrimination shall be subject to private

and confidential arbitration in Los Angeles County, California in accordance with the laws of the

State of California. The arbitration shall be conducted in a procedurally fair manner by a mutually agreed upon neutral arbitrator selected in accordance with the National Rules for the Resolution of Employment Disputes ("Rules") of the American Arbitration Association or if none can be mutually agreed upon, then by one arbitrator appointed pursuant to the Rules. The arbitration shall be conducted confidentially in accordance with the Rules. The arbitration fees shall be paid by the Company. Each party shall have the right to conduct discovery including depositions, requests for production of documents and such other discovery as permitted under the Rules or ordered by the arbitrator. The statute of limitations or any cause of action shall be that prescribed by law. The arbitrator shall have the authority to award any damages authorized by law for the claims presented including punitive damages and shall have the authority to award reasonable attorneys fees to the prevailing party in accordance with applicable law. The decision of the arbitrator shall be final and binding on all parties and shall be the exclusive remedy of the parties. The award shall be in writing in accordance with the Rules, and shall be subject to judicial enforcement in accordance with California law. Notwithstanding anything to the contrary contained in this Section, nothing herein shall prevent or restrict the Company or Executive from seeking provisional injunctive relief from any forum having competent jurisdiction over the parties.

18.   Section 409A. This Agreement is intended to comply with Code Section 409A and will be interpreted in a manner intended to comply with Code Section 409A. To the extent any reimbursements or in-kind benefits due to Executive under this Agreement constitute "deferred compensation" under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each

payment made under this Agreement shall be designated as a "separate payment" within the meaning of Section 409A of the Code. Notwithstanding anything herein to the contrary, if any payment of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, Company, in its reasonable discretion, may decide such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code ("a 409A Tax"), or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by Company that does not cause such accelerated or additional tax. In addition, to the extent Executive is a "specified employee" as defined in Section 409A of the Code as of the earlier of a "separation from service" (as defined in Code Section 409A and the regulations promulgated thereunder) or the date of termination of Executive's employment, and the deferral of the commencement of any compensation or benefits otherwise payable under this Agreement, or any other applicable separation program or plan, as a result of such "separation from service" or termination of employment is necessary in order to prevent a 409A Tax, then Company will postpone the commencement of such payment of any such compensations or benefits until the first business day of the seventh month following Executive's termination date (the "Delayed Payment Date"). Payment of the withheld and accumulated payments (with interest as calculated below) shall be treated as made on the Delayed Payment Date if the payment is made on such date or on a later date within the same calendar year as the Delayed Payment Date, or, if later, by the 15th day of the third month following the Delayed Payment Date, provided that Executive may not, directly or indirectly, designate the year of payment. In the event that this Paragraph 14(d) requires a delay of any payment or benefit, such payment shall be accumulated and paid in a single lump sum on the Delayed Payment Date, with interest for the period of delay, compounded monthly, equal to the prime or base lending rate then in effect as of the date the payment would have otherwise been made. Company shall consult with Executive in good faith regarding the implementation of the provisions of this Paragraph, but Company shall determine the terms of any such implementation. Executive acknowledges that Executive has been advised to obtain independent legal, tax or other counsel in connection with 409A, and that Executive has done so to the extent that you deemed necessary or appropriate.

19. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without regard to its conflicts of law principles. All references to sections of the Exchange Act shall be deemed also to refer to any successor provisions to such sections. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which, taken together, shall constitute one document.

/// (signatures continued on following page)

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement and has made it effective as of the date first indicated above.

ADVANCED CELL TECHNOLOGY, INC.   EXECUTIVE:

By: _Alan C. Shapiro_, as its   GARY H. RABIN

Chairman, ACT Compensation Committee

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement and

has made it effective as of the date first indicated above.

ADVANCED CELL TECHNOLOGY, INC.   EXECUTIVE:

By: _____

_____, as its   
                                        GARY H. RABIN

_____

SCHEDULE A

EXISTING EXECUTIVE AND/OR DIRECTOR POSITIONS

Managing Member, Villetta Management, LLC

Managing Member, GR Advisors, LLC